UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Unilife Corporation

(Name of issuer)

Common Stock, Par Value $0.01 Per Share

(Title of class of securities)

90478E 103

(CUSIP number)

Alan Shortall

Chief Executive Officer

Unilife Corporation

250 Cross Farm Lane

York, Pennsylvania 17406

(717) 384-3400

(Name, address and telephone number of person authorized to receive notices and communications)

September 30, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90478E 103

(1)	Names of reporting persons Alan Shortall
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,459,043
	(8)	Shared voting power 55,074
	(9)	Sole dispositive power 11,459,043
	(10)	Shared dispositive power 55,074
(11)	Aggregate amount beneficially owned by each reporting person 11,514,117
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 8.2%
(14)	Type of reporting person (see instructions) IN

This Amendment No. 3 amends and supplements the items indicated below of the statement on Schedule 13D (the “Schedule 13D”) filed on August 27, 2010, as amended on March 30, 2011 and January 9, 2012, by the Reporting Person with respect to shares of common stock, $0.01 par value per share (“Common Stock”), of Unilife Corporation, a Delaware corporation (the “Issuer”). Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds and Other Considerations

Item 3 of the Schedule 13D is hereby amended as follows:

On January 9, 2012, the Reporting Person purchased 47,125 shares of Common Stock in open market transactions on the NASDAQ.

On January 10, 2012, the Reporting Person purchased 20,000 shares of Common Stock in open market transactions on the NASDAQ.

On January 18, 2012, the Reporting Person purchased 4,750 shares of Common Stock in open market transactions on the NASDAQ.

On January 23, 2012, the Reporting Person purchased 10,000 shares of Common Stock in open market transactions on the NASDAQ.

On January 24, 2012, the Reporting Person purchased 15,000 shares of Common Stock in open market transactions on the NASDAQ.

On January 26, 2012, the Reporting Person purchased 1,000 shares of Common Stock in open market transactions on the NASDAQ.

On January 31, 2012, the Reporting Person purchased 5,000 shares of Common Stock in open market transactions on the NASDAQ.

On February 1, 2012, the Reporting Person purchased 5,000 shares of Common Stock in open market transactions on the NASDAQ.

On February 13, 2012, the Reporting Person purchased 6,400 shares of Common Stock in open market transactions on the NASDAQ.

The Reporting Person used personal funds to effect these purchases for an aggregate purchase price of $443,228.

On September 30, 2013, the Reporting Person exercised options to purchase 1,250,000 shares of Common Stock.

The Reporting Person used personal funds to effect this purchase for an aggregate purchase price of A$2,475,000.

Since Amendment No. 2 of the Schedule 13D, the Reporting Person has pledged an aggregate of 5,301,668 shares of Common Stock as further described in Item 6 below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended as follows:

Since Amendment No. 2 of the Schedule 13D, the Reporting Person has pledged an aggregate of 5,301,668 shares of Common Stock as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

On January 3, 2012, the Reporting Person was granted by the Issuer options to purchase 750,000 shares of Common Stock subject to time based vesting conditions, all of which are currently exercisable.

On January 9, 2012, the Reporting Person purchased 47,125 shares of Common Stock at an average price of $3.8589 per share in open market transactions on the NASDAQ.

On January 10, 2012, the Reporting Person purchased 20,000 shares of Common Stock at an average price of $3.779 per share in open market transactions on the NASDAQ.

On January 18, 2012, the Reporting Person purchased 4,750 shares of Common Stock at an average price of $3.7685 per share in open market transactions on the NASDAQ.

On January 23, 2012, the Reporting Person purchased 10,000 shares of Common Stock at an average price of $4.0276 per share in open market transaction on the NASDAQ.

On January 24, 2012, the Reporting Person purchased 15,000 shares of Common Stock at an average price of $4.0692 per share in open market transactions on the NASDAQ.

On January 26, 2012, the Reporting Person purchased 1,000 shares of Common Stock at an average price of $4.06 per share in open market transactions on the NASDAQ.

On January 31, 2012, the Reporting Person purchased 5,000 shares of Common Stock at an average price of $3.933 per share in open market transactions on the NASDAQ.

On February 1, 2012, the Reporting Person purchased 5,000 shares of Common Stock at an average price of $3.86 per share in open market transactions on the NASDAQ.

On February 13, 2012, the Reporting Person purchased 6,400 shares of Common Stock at an average price of $3.681 per share in open market transactions on the NASDAQ.

Upon request, the Reporting Person will provide the staff of the United States Securities and Exchange Commission with full information regarding the number of shares purchased at each separate price.

On September 30, 2013, the Reporting Person exercised options to purchase 1,250,000 shares of Common Stock at an exercise price of A$1.98 per share.

On November 14, 2014, the Reporting Person was granted by the Issuer 4,000,000 restricted shares of Common Stock subject to performance based vesting conditions.

Since Amendment No. 2 of the Schedule 13D, the Reporting Person has pledged an aggregate of 5,301,668 shares of Common Stock as further described in Item 6 below.

As a result of the transactions described above, at the close of business on October 26, 2015, the Reporting Person may be deemed to have beneficial ownership interest in 11,514,117 shares of Common Stock of the Issuer, consisting of: (i) 6,709,043 shares of Common Stock including 55,074 shares of Common Stock owned by the spouse of the Reporting Person, with respect to which the Reporting Person disclaims beneficial ownership, (ii) 4,000,000 shares of restricted Common Stock that are subject to vesting based on the achievement of certain performance milestones, as described in more detail in the Issuer’s Definitive Proxy Statement filed with the SEC on October 2, 2014, and (iii) 750,000 shares of Common Stock issuable upon exercise of currently exercisable options that were granted in 2012, which sections (i) through (iii) collectively constitute approximately 8.2% of the shares of Common Stock outstanding. The Reporting Person has sole voting and dispositive power over all the foregoing shares except with respect to 55,074 shares of Common Stock owned by his spouse, over which he may be deemed to have shared voting and dispositive power. The aggregate percentage is based upon 139,246,953 shares of Common Stock outstanding as of October 26, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

Since Amendment No. 2 of the Schedule 13D, the Reporting Person has pledged an aggregate of 5,301,668 shares of Common Stock as further described in this Item 6 below.

First EFH Pledge

On October 21, 2013, the Reporting Person entered into a Loan and Pledge Agreement (the “First EFH Loan and Pledge Agreement”), with Equities First Holdings, LLC (“EFH”) pursuant to which the Reporting Person entered into a three-year term loan with a principal amount of US$3,440,115 with EFH. Pursuant to the First EFH Loan and Pledge Agreement, the Reporting Person pledged to EFH 1,500,000 shares of Common Stock (the “First EFH Pledged Shares”) which were registered in EFH’s name. EFH is required to re-register in the Reporting Person’s name the Pledged Collateral (as defined in the First EFH Loan and Pledge Agreement), including the First EFH Pledged Shares, after repayment in full of the principal of the loan and any accrued interest thereon and other obligations by the Reporting Person upon maturity of the loan. A copy of the form of the First EFH Loan and Pledge Agreement is filed as Exhibit 1 and incorporated herein by reference in its entirety.

Pursuant to the First EFH Loan and Pledge Agreement, on August 6, 2015, the Reporting Person transferred $12,000 as additional collateral due to a decline in the Fair Market Value (as defined in First EFH Loan and Pledge Agreement) of the First EFH Pledged Shares and which reset the price at which a Valuation Event (as defined in the First EFH Loan and Pledge Agreement) occurs.

On August 20, 2015, the Reporting Person and EFH entered into an Addendum to Loan and Pledge Agreement (the “Addendum”). The Addendum extended until September 30, 2015, the time to cure a Valuation Event with the payment of $670,500 and further reset the price at which a Valuation Event occurs. The Valuation Event was triggered as a result of a further decline in Fair Market Value of the First EFH Pledged Shares. A copy of the form of the Addendum is filed as Exhibit 2 and incorporated herein by reference in its entirety.

On September 28, 2015, the Reporting Person and EFH entered into a Forbearance Agreement (the “First EFH Forbearance Agreement”), pursuant to which EFH agreed until March 31, 2016, to refrain from exercising any rights and remedies that would be triggered as a result of a failure to cure a Valuation Event in consideration for the payment of $100,000 by the Reporting Person to EFH. Under the First EFH Forbearance Agreement, a payment of $1,136,000 is due on or before March 31, 2016, to cure the Valuation Event and the share price at which a Valuation Event occurs was further reset to $1.003. A copy of the form of the First EFH Forbearance Agreement is filed as Exhibit 3 and incorporated herein by reference in its entirety.

Second EFH Pledge

On July 24, 2014, the Reporting Person entered into a Loan and Pledge Agreement (the “Second EFH Loan and Pledge Agreement”), with EFH pursuant to which the Reporting Person entered into a three-year term loan with a principal amount of US$516,421.50 with EFH. Pursuant to the Second EFH Loan and Pledge Agreement, the Reporting Person pledged to EFH 300,000 shares of Common Stock (the “Second EFH Pledged Shares”) which were registered in EFH’s name. EFH is required to re-register in the name of the Reporting Person the Pledged Collateral (as defined in the Second EFH Loan and Pledge Agreement), including the Second EFH Pledged Shares, after repayment in full of the principal of the loan and any accrued interest thereon and other obligations by the Reporting Person upon maturity of the loan. A copy of the form of the Second Loan and Pledge Agreement is filed as Exhibit 4 and incorporated herein by reference in its entirety.

Pursuant to the Second EFH Loan and Pledge Agreement, between August 21, 2015 and September 25, 2015, the Reporting Person transferred an aggregate of $78,000 as additional collateral due to a decline in the Fair Market Value (as defined in Second EFH Loan and Pledge Agreement) of the Second EFH Pledged Shares and following each transfer reset the price at which a Valuation Event (as defined in the Second EFH Loan and Pledge Agreement) occurs.

On October 5, 2015, the Reporting Person and EFH entered into a Forbearance Agreement (the “Second EFH Forbearance Agreement”), pursuant to which EFH agreed until March 31, 2016, to refrain from exercising any rights and remedies that would be triggered as a result of a failure to cure a Valuation Event in consideration for the payment of $1,000 by the Reporting Person to EFH. Under the Second EFH Forbearance Agreement, a payment of $51,800 is due on or before March 31, 2016 to cure the Valuation Event and the share price at which a Valuation Event occurs was further reset to $0.941. A copy of the form of the Second EFH Forbearance Agreement is filed as Exhibit 5 and incorporated herein by reference in its entirety.

Third EFH Pledge

On November 26, 2014, the Reporting Person entered into a Loan and Pledge Agreement (the “Third EFH Loan and Pledge Agreement”) with EFH pursuant to which the Reporting Person entered into a three-year term loan with a principal amount of US$208,034.50 with EFH. Pursuant to the Third EFH Loan and Pledge Agreement, the Reporting Person pledged to EFH 100,000 shares of Common Stock (the “Third EFH Pledged Shares”) which were registered in EFH’s name. EFH is required to re-register in the name of the Reporting Person the Pledged Collateral (as defined in the Third EFH Loan and Pledge Agreement), including the Third EFH Pledged Shares, after repayment in full of the principal of the loan and any accrued interest thereon and other obligations by the Reporting Person upon maturity of the loan. A copy of the form of the Third Loan and Pledge Agreement is filed as Exhibit 6 and incorporated herein by reference in its entirety.

Pursuant to the Third EFH Loan and Pledge Agreement, between August 21, 2015 and September 25, 2015, the Reporting Person transferred an aggregate of $54,700 as additional collateral due to a decline in the Fair Market Value (as defined in Third EFH Loan and Pledge Agreement) of the Third EFH Pledged Shares and following each transfer reset the price at which a Valuation Event (as defined in the Third EFH Loan and Pledge Agreement) occurs.

On October 5, 2015, the Reporting Person and EFH entered into a Forbearance Agreement (the “Third EFH Forbearance Agreement”), pursuant to which EFH agreed until March 31, 2016, to refrain from exercising any rights and remedies that would be triggered as a result of a failure to cure a Valuation Event in consideration for the payment of $1,000 by the Reporting Person to EFH. Under the Third EFH Forbearance Agreement, a payment of $16,600 is due on or before March 31, 2016 to cure the Valuation Event and the share price at which a Valuation Event occurs was further reset to $0.941. A copy of the form of the Third EFH Forbearance Agreement is filed as Exhibit 7 and incorporated herein by reference in its entirety.

First ICG Pledge

On May 8, 2015, the Reporting Person entered into a Loan Agreement and Share Mortgage (the “First ICG Loan and Share Mortgage Agreements”), with ICG Venture Limited (“ICG”) pursuant to which the Reporting Person entered into a three-year term loan with a principal amount of US$707,264.60 with ICG. Pursuant to the First ICG Loan and Share Mortgage Agreements, the Reporting Person pledged to ICG 350,000 shares of Common Stock (the “First ICG Pledged Shares”), which were registered in ICG’s name. Except as set forth in the Supplement Agreement (as described below), ICG is required to re-register in the Reporting Person’s name the Collateral Shares and Additional Collateral (as such terms are defined in the First ICG Loan and Share Mortgage Agreements), including the First ICG Pledged Shares, after repayment in full of the principal of the loan and any accrued interest thereon. A copy of the form of the First ICG Loan and Share Mortgage Agreements is filed as Exhibits 8 and 9 and incorporated herein by reference in their entirety.

Pursuant to the First ICG Loan and Share Mortgage Agreements, between on or around July 31, 2015 and August 31, 2015, the Reporting Person transferred to ICG an aggregate of $81,979.39 and registered an aggregate of 332,132 shares of Common Stock in ICG’s name as additional collateral due to a decline in the value of the pledged collateral below the required Minimum Collateral Value (as defined in First ICG Loan and Share Mortgage Agreements) of the First ICG Loan and Share Mortgage Agreements.

On September 30, 2015, the Reporting Person defaulted on the First ICG Loan and Share Mortgage Agreements due to a failure to cure the decline in the value of the pledged collateral below the required Minimum Collateral Value by payment of $122,783.28 and the trigger of the Auto-Default Trigger (as defined in the First ICG Loan and Share Mortgage Agreements).

On October 26, 2015, the Reporting Person and FP Ventures Limited (formerly ICG) (“FP”) entered into a Supplement to Loan Agreement (the “Supplement Agreement”) under which the Reporting Person registered 450,000 shares of Common Stock in the name of FP as additional collateral. Further, the Reporting Person and FP agreed, among other things, that (i) the loans under the First ICG Loan and Share Mortgage Agreements and Second ICG Loan and Share Mortgage Agreements (as defined below) will be consolidated into one loan, (ii) collateral in the amount of $722,298.09 is due on or before January 16, 2016 (which if paid in cash, the 450,000 shares shall be re-registered in the name of the Reporting Person), (iii) the Auto-Default Trigger will be reset to $0.70 for the period of October 28, 2015 to January 14, 2016 and $0.77 for the period from January 15, 2016 onwards, (iv) an upside sharing payment may be due to FP upon settlement of the loan at maturity based on an appreciation of the share price of the Common Stock, and (v) 1,400,000 shares of Common Stock and all Additional Collateral will be held by FP for one year after settlement of the loan. A copy of the form of the Supplement Agreement is filed as Exhibit 10 and incorporated herein by reference in their entirety.

As a result of aforementioned default under the First ICG and Share Mortgage Agreements, between September 30, 2015 and October 26, 2015, FP may be deemed to be a beneficial owner of an aggregate of 682,132 shares of Common Stock.

The Reporting Person and FP contemplate amending the First ICG Loan and Share Mortgage Agreements and Second ICG Loan and Share Mortgage Agreements to reflect the terms of the Supplement Agreement.

Second ICG Pledge

On June 16, 2015, the Reporting Person entered into a Loan Agreement and Share Mortgage (the “Second ICG Loan and Share Mortgage Agreements”) with ICG pursuant to which the Reporting Person borrowed a three-year term loan with a principal amount of US$2,365,440 from ICG. Pursuant to the Second ICG Loan and Share Mortgage Agreements, the Reporting Person pledged to ICG 1,500,000 shares of Common Stock (the “Second ICG Pledged Shares”) which were registered in ICG’s name. Except as set forth in the Supplement Agreement, ICG is required to re-register in the name of the Reporting Person the Collateral Shares and Additional Collateral (as such terms are defined in the Second ICG Loan and Share Mortgage Agreements), including the Second ICG Pledged Shares, after repayment in full of the principal of the loan and any accrued interest thereon. A copy of the form of the Second ICG Loan and Share Mortgage Agreements is filed as Exhibits 11 and 12 and incorporated herein by reference in their entirety.

Pursuant to the Second ICG Loan and Share Mortgage Agreements, between on or around July 31, 2015 and August 31, 2015, the Reporting Person transferred to ICG an aggregate of $287,685.78 and registered an aggregate of 769,536 shares of Common Stock in ICG’s name as additional collateral due to a decline in the value of the pledged collateral below the required Minimum Collateral Value (as defined in Second ICG Loan and Share Mortgage Agreements) of the Second ICG Loan and Share Mortgage Agreements.

On September 30, 2015, the Reporting Person defaulted on the Second ICG Loan and Share Mortgage Agreements due to a failure to cure the decline in the value of the pledged collateral below the required Minimum Collateral Value by payment of $408,515.44 and the trigger of the Auto-Default Trigger (as defined in the Second ICG Loan and Share Mortgage Agreements).

On October 26, 2015, the Reporting Person and FP entered into the Supplement Agreement as described above.

As a result of aforementioned default under the Second ICG and Share Mortgage Agreements, between September 30, 2015 and October 26, 2015, FP may be deemed to be a beneficial owner of an aggregate of 2,269,536 shares of Common Stock.

The foregoing descriptions of the agreements in this Item 6 do not purport to be complete and are qualified in their entirety by reference to such agreement, filed as set forth below.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Loan and Pledge Agreement dated October 21, 2013 between Alan Shortall and Equities First Holdings, LLC

Exhibit 2	Addendum to Loan and Pledge Agreement entered into on August 20, 2015 between Alan Shortall and Equities First Holdings, LLC

Exhibit 3	Forbearance Agreement dated September 28, 2015 between Alan Shortall and Equities First Holdings, LLC

Exhibit 4	Loan and Pledge Agreement dated July 24, 2014 between Alan Shortall and Equities First Holdings, LLC

Exhibit 5	Forbearance Agreement dated October 5, 2015 between Alan Shortall and Equities First Holdings, LLC

Exhibit 6	Loan and Pledge Agreement dated November 26, 2014 between Alan Shortall and Equities First Holdings, LLC

Exhibit 7	Forbearance Agreement dated October 5, 2015 between Alan Shortall and Equities First Holdings, LLC

Exhibit 8	Loan Agreement entered into on or around May 8, 2015 between Alan Shortall and ICG Venture Limited

Exhibit 9	Share Mortgage entered into on or around May 8, 2015 between Alan Shortall and ICG Venture Limited

Exhibit 10	Supplement to Loan Agreement between Alan Shortall and FP Ventures Limited (formerly, ICG Venture Limited)

Exhibit 11	Loan Agreement entered into on or around June 16, 2015 between Alan Shortall and ICG Venture Limited

Exhibit 12	Share Mortgage entered into on or around June 16, 2015 between Alan Shortall and ICG Venture Limited

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: November 3, 2015

By:	/s/ Alan Shortall
Name: Alan Shortall